United States securities and exchange commission logo





                              October 18, 2022

       Jay Madhu
       Chief Executive Officer
       Oxbridge Acquisition Corp.
       Suite 201, 42 Edward Street
       George Town, Grand Cayman
       Cayman Islands, KY1-9006

                                                        Re: Oxbridge
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Form 14A
                                                            Filed October 11,
2022
                                                            File No. 001-40725

       Dear Jay Madhu:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Form 14A filed October 11, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Jay Madhu
Oxbridge Acquisition Corp.
October 18, 2022
Page 2
      consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544
with any questions.



                                                           Sincerely,
FirstName LastNameJay Madhu
                                                           Division of
Corporation Finance
Comapany NameOxbridge Acquisition Corp.
                                                           Office of Real
Estate & Construction
October 18, 2022 Page 2
cc:       Curt Creely
FirstName LastName